10028519

SECUR ON

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67113

SEC Mail Processing Section

MAR 04 2010

Washington, DC

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NPB Financial Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3500 W. Olive Avenue, suite 300
(No. and Street)

Burbank	CA	91505-4647
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary Ching 818-827-7132
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

3832 Shannon Road	Los Angeles	CA	90027
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/6

BB 3/11

OATH OR AFFIRMATION

I, Gary Ching, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NPB Financial Group, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

[signature]
Signature

VP/CFO
Title

[signature]
Notary Public

MIRNA G. CANNON
Commission # 1810828
Notary Public - California
Los Angeles County
My Comm. Expires Sep 20, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2009

NPB FINANCIAL GROUP, LLC

CONTENTS

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net

INDEPENDENT AUDITOR'S REPORT

Member Managers
NPB Financial Group, LLC
Burbank, California

I have audited the accompanying statement of financial condition of NPB Financial Group, LLC (the Company) as of December 31, 2009 and related statements of operations, changes in financial condition, and changes in members' equity for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2009 and the results of its operations, changes in financial condition and members' equity for the year then ended in conformity with accounting principles generally accepted in the United States.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles California
January 28, 2010

NPB FINANCIAL GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

ASSETS

Cash and equivalent	$ 150,914
Clearing broker deposit	25,000
Commissions receivable	262,070
Other receivable - non allowable	11,842
Investment in joint venture	91
Other assets and deposits	3,650
Prepaid expenses	16,757
Organization costs, net of accumulated amortization of $3,514	9,664
Furniture, fixtures and equipment	
net of accumulated depreciation of $14,048	6,131
TOTAL ASSETS	$ 486,119

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Accounts payable and accrued expenses	256,114
Commissions payable	90,821
TOTAL LIABILITIES	346,935
MEMBERS' EQUITY	139,184
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 486,119

See Accompanying Notes to Financial Statements

NPB FINANCIAL GROUP, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2009

REVENUE		
Commissions	$	4,192,057
Advisory fees		1,798,885
Other income		327,137
TOTAL REVENUE		6,318,079
DIRECT COSTS		
Advisory fee expense		1,675,980
Commissions expense		3,730,151
Clearing expense		143,245
Communications		32,544
Trade errors		(22,767)
TOTAL DIRECT COSTS		5,559,153
GROSS PROFIT		758,926
EXPENSES		
Computer and software expenses		69,589
Consulting		24,055
Depreciation and amortization		4,914
Insurance		23,169
Interest expense		2,867
Meetings and conferences		54,899
Office supplies		6,084
Payroll and related		483,118
Pension plan contribution		12,150
Professional fees		35,338
Recruiting		6,971
Registration and regulatory fees		3,075
Rent and parking		44,239
SIPC fees		5,861
Travel		13,127
All other		16,841
TOTAL OPERATING EXPENSES		806,297
INCOME (LOSS) BEFORE INCOME TAX PROVISION		(47,371)
INCOME TAX PROVISION		12,590
NET INCOME (LOSS)	$	(59,961)

See Accompanying Notes to Financial Statements

NPB FINANCIAL GROUP, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

	Paid-In Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2008	$ 390,000	$ (190,855)	$ 199,145
Net Income (loss)		(59,961)	(59,961)
Balance, December 31, 2009	$ 390,000	$ (250,816)	$ 139,184

See Accompanying Notes to Financial Statements

NPB FINANCIAL GROUP, LLC
STATEMENT OF CHANGES IN FINANCIAL CONDITION
DECEMBER 31, 2009

Cash Flows from Operating Activities:	
Net income (loss)	$ (59,961)
Depreciation and amortization	4,914
Changes in operating assets and liabilities:	
Commissions receivable	42,936
Other receivables	(4,709)
Other assets and deposits	0
Prepaid expenses	10,980
Accounts payable and accrued expenses	(29,548)
Commissions payable	(23,758)
Net cash used in operating activities	(59,146)
Cash Flows for Investing Activities:	
Purchase of furniture, fixture and equipment	(3,001)
Investment in joint venture	(91)
Net Cash Used in Investing Activities	(3,092)
Cash Flows from Financing Activities:	
Capital contribution by members	0
Net Cash Flows from Financing Activities	0
Net increase (decrease) in cash	(62,238)
Cash at beginning of year	213,152
Cash at end of year	$ 150,914
SUPPLEMENTAL INFORMATION	
Interest paid	$ 2,867
Income taxes paid	$ 12,590

See Accompanying Notes to Financial Statements

NPB FINANCIAL GROUP, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

NOTE 1 - NATURE OF BUSINESS

NPB Financial Group, LLC (the "Company") was organized as a Limited Liability Company in the State of California on August 19, 2005 and is registered with the Securities and Exchange Commission as a broker-dealer in securities. The Company is also registered as a broker-dealer with the Financial Industry Regulatory Agency ("FINRA").

The Company has an agreement with its clearing broker to clear securities transactions, carry customers' accounts and perform certain recordkeeping functions. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission (SEC) Rule 15c3-3 (k) (2) (ii). As a result, the Company is exempt from certain provisions and requirements of the Securities Exchange Commission.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Property, Equipment and Depreciation - Property and equipment are carried at cost. Depreciation is calculated using a modified accelerated cost recovery system. The estimated lives of the depreciable assets range from five to seven years.

Revenue Recognition - The Company recognizes revenue upon rendering of services.

Income taxes - The Company files its income tax returns as a Limited Liability Company (LLC).

NOTE 3 - NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital ($5,000), or 6 2/3% of aggregate indebtedness, whichever is greater, as defined, under such provisions. See page 9 for the computation of net capital.

NOTE 4 - DEPOSIT - CLEARING ORGANIZATION

The Company has an agreement with its clearing broker which requires a minimum deposit of $25,000.

NOTE 5 – PROVISION FOR INCOME TAXES

The Company files its income tax returns as a Limited Liability Company (LLC). Income and losses of LLC's pass directly to the members. The State of California requires LLC's to pay a minimum $800 plus a percent of its revenue computed on an ascending scale.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company has an agreement with its clearing broker in June 2006 whereby a penalty is charged for early termination, $75,000 the first two years and $50,000 the next two years. The penalty period expires in 2010.

NOTE 7 – OFF BALANCE-SHEET RISK

The customers' securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customers' transactions. If securities are purchased on margin and the customer funds are not adequate to meet the obligations, the Company may be liable for the negative balance in the account. Off balance-sheet risk exists with respect to these transactions if the customer purchases securities on a margin account and is unable to meet its commitment. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker-dealer.

NOTE 8 – PENSION PLAN

The Company established a retirement plan effective January 1, 2009 covering substantially all of its employees over 21 years of age and with at least 1,000 hours of service per year.

The Profit Sharing Plan is qualified under Section 401(k) of the Internal Revenue Code. The plan allows eligible employees to contribute up to 100% of their compensation (not to exceed the current IRS limits). The Company makes a 4% Employer Profit Sharing Contribution based on compensation of all qualifying participants under the Plan for the Plan year. The Employer contribution vests 100% after 5 years of service. The Company contributed $12,150 to the Plan during the year ending December 31, 2009.

NPB FINANCIAL GROUP, LLC
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
DECEMBER 31, 2009

Computation of Net Capital		
Total ownership equity from statement of financial condition		$ 139,184
Nonallowable assets:		
Commissions receivable - non allowable portion	$ 12,470	
Other receivable - non allowable	11,842	
Organization costs, net of accumulated amortization of $3,514	9,664	
Investment in joint venture	91	
Other assets and deposits	3,650	
Prepaid expenses	16,757	
Furniture, fixtures and equipment		
net of accumulated depreciation of $14,048	6,131	(60,605)
Net Capital		$ 78,579
Computation of Net Capital Requirements		
Minimum net aggregate indebtedness -		
6-2/3% of net aggregate indebtedness		$ 23,129
Minimum dollar net capital required		$ 5,000
Net Capital required (greater of above amounts)		$ 23,129
Excess Capital		$ 55,450
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)		$ 43,886
Computation of Aggregate Indebtedness		
Total liabilities		$ 346,935
Percentage of aggregate indebtedness to net capital		441.51%

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net Capital per Company's Computation	$ 78,579
Variance - none	
Net Capital per Audited Report	$ 78,579

See Accompanying Notes to Financial Statements

NPB FINANCIAL GROUP, LLC
SCHEDULE II – COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS PURSUANT TO RULE 15c3-3
AS OF DECEMBER 31, 2009

A computation of reserve requirement is not applicable to NPB Financial Group, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

NPB FINANCIAL GROUP, LLC
SCHEDULE III – INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
AS OF DECEMBER 31, 2009

Information relating to possession or control requirements is not applicable to NPB Financial Group, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net

PART II
Report of Independent Accountant
on Internal Accounting Control Required by SEC Rule 17a-5

Member Managers
NPB Financial Group, LLC
Burbank, California

In planning and performing my audit of the financial statements and supplemental schedules of NPB Financial Group, LLC (the Company) for the year ended December 31, 2009, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-5(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Member Managers
NPB Financial Group, LLC
Burbank, California

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate on December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified parties.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
January 28, 2010

Elizabeth Tractenberg, CPA

3832 SHANNON ROAD
LOS ANGELES, CALIORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net

PART III

SIPC Supplemental Report Pursuant to SEC Rule 17a-5(e)(4)

Member Managers
NPB Financial Group, LLC
Burbank, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2009, which were agreed to by NPB Financial Group, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC solely to assist you and the other specified parties in evaluating NPB Financial Group, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T).

NPB Financial Group, LLC's management is responsible for the NPB Financial Group, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records to the check copy dated January 23, 2009 July 24, 2009 and noting no differences.

2. Reviewed the completed form SIPC-7T - Determination of "SIPC Net Operating Revenues" and General Assessment form as follows:
    a. Compared Item No. 2a Total Revenue for the period April 1, 2009 to December 31, 2009 to the Focus Report line 12/Part IIA line 9, Code 4030 for the three quarters June 30, 2009, September 30, 2009 and December 31, 2009 noting no differences.
    b. Compared Item No. 2c Deductions to the transaction reports (general ledger activity) for the three quarters ending December 31, 2009 as per 2a above noting an error in deductions that resulted in over accrual of SPIC fees by $1,083.
    c. Reviewed computation of Item No. 2d SIPC Net Operating Revenues and Item No. 2e General Assessment noting no difference than the over accrual noted in 2b above.

Member Managers
NPB Financial Group, LLC
Burbank, California

SIPC Supplemental Report page 2

d. Agreed line 2A General Assessment noting no difference other than the over accrual noted in 2b above.
e. Reviewed Item 2B payment made with SIPC 6 filed and SIPC 4 by reviewing cancelled checks noting no differences.

3. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers as noted in section 2 above noting no difference other than the over accrual of $1,083.

4. Compared the amount due to subsequent payment as reported in the check register noting an over accrual as noted above.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
January 28, 2010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	.... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67113

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NPB Financial Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3500 W. Olive Avenue, suite 300
(No. and Street)

Burbank	CA	91505-4647
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary Ching — 818-827-7132
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

3832 Shannon Road	Los Angeles	CA	90027
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gary Ching, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NPB Financial Group, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

VP/CFO

Title

Notary Public

MIRNA G. CANNON
Commission # 1810828
Notary Public - California
Los Angeles County
My Comm. Expires Sep 20, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2009

NPB FINANCIAL GROUP, LLC

CONTENTS

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net

INDEPENDENT AUDITOR'S REPORT

Member Managers
NPB Financial Group, LLC
Burbank, California

I have audited the accompanying statement of financial condition of NPB Financial Group, LLC (the Company) as of December 31, 2009 and related statements of operations, changes in financial condition, and changes in members' equity for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2009 and the results of its operations, changes in financial condition and members' equity for the year then ended in conformity with accounting principles generally accepted in the United States.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles California
January 28, 2010

NPB FINANCIAL GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

ASSETS

Cash and equivalent	$ 150,914
Clearing broker deposit	25,000
Commissions receivable	262,070
Other receivable - non allowable	11,842
Investment in joint venture	91
Other assets and deposits	3,650
Prepaid expenses	16,757
Organization costs, net of accumulated amortization of $3,514	9,664
Furniture, fixtures and equipment	
net of accumulated depreciation of $14,048	6,131
TOTAL ASSETS	$ 486,119

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Accounts payable and accrued expenses	256,114
Commissions payable	90,821
TOTAL LIABILITIES	346,935
MEMBERS' EQUITY	139,184
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 486,119

See Accompanying Notes to Financial Statements

NPB FINANCIAL GROUP, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2009

REVENUE	
Commissions	$ 4,192,057
Advisory fees	1,798,885
Other income	327,137
TOTAL REVENUE	6,318,079
DIRECT COSTS	
Advisory fee expense	1,675,980
Commissions expense	3,730,151
Clearing expense	143,245
Communications	32,544
Trade errors	(22,767)
TOTAL DIRECT COSTS	5,559,153
GROSS PROFIT	758,926
EXPENSES	
Computer and software expenses	69,589
Consulting	24,055
Depreciation and amortization	4,914
Insurance	23,169
Interest expense	2,867
Meetings and conferences	54,899
Office supplies	6,084
Payroll and related	483,118
Pension plan contribution	12,150
Professional fees	35,338
Recruiting	6,971
Registration and regulatory fees	3,075
Rent and parking	44,239
SIPC fees	5,861
Travel	13,127
All other	16,841
TOTAL OPERATING EXPENSES	806,297
INCOME (LOSS) BEFORE INCOME TAX PROVISION	(47,371)
INCOME TAX PROVISION	12,590
NET INCOME (LOSS)	$ (59,961)

See Accompanying Notes to Financial Statements

NPB FINANCIAL GROUP, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

	Paid-In Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2008	$ 390,000	$ (190,855)	$ 199,145
Net Income (loss)		(59,961)	(59,961)
Balance, December 31, 2009	$ 390,000	$ (250,816)	$ 139,184

See Accompanying Notes to Financial Statements

NPB FINANCIAL GROUP, LLC

STATEMENT OF CHANGES IN FINANCIAL CONDITION

DECEMBER 31, 2009

Cash Flows from Operating Activities:		
Net income (loss)	$	(59,961)
Depreciation and amortization		4,914
Changes in operating assets and liabilities:		
Commissions receivable		42,936
Other receivables		(4,709)
Other assets and deposits		0
Prepaid expenses		10,980
Accounts payable and accrued expenses		(29,548)
Commissions payable		(23,758)
Net cash used in operating activities		(59,146)
Cash Flows for Investing Activities:		
Purchase of furniture, fixture and equipment		(3,001)
Investment in joint venture		(91)
Net Cash Used in Investing Activities		(3,092)
Cash Flows from Financing Activities:		
Capital contribution by members		0
Net Cash Flows from Financing Activities		0
Net increase (decrease) in cash		(62,238)
Cash at beginning of year		213,152
Cash at end of year	$	150,914
SUPPLEMENTAL INFORMATION		
Interest paid	$	2,867
Income taxes paid	$	12,590

See Accompanying Notes to Financial Statements

NPB FINANCIAL GROUP, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

NOTE 1 - NATURE OF BUSINESS

NPB Financial Group, LLC (the "Company") was organized as a Limited Liability Company in the State of California on August 19, 2005 and is registered with the Securities and Exchange Commission as a broker-dealer in securities. The Company is also registered as a broker-dealer with the Financial Industry Regulatory Agency ("FINRA").

The Company has an agreement with its clearing broker to clear securities transactions, carry customers' accounts and perform certain recordkeeping functions. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission (SEC) Rule 15c3-3 (k) (2) (ii). As a result, the Company is exempt from certain provisions and requirements of the Securities Exchange Commission.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Property, Equipment and Depreciation - Property and equipment are carried at cost. Depreciation is calculated using a modified accelerated cost recovery system. The estimated lives of the depreciable assets range from five to seven years.

Revenue Recognition - The Company recognizes revenue upon rendering of services.

Income taxes - The Company files its income tax returns as a Limited Liability Company (LLC).

NOTE 3 - NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital ($5,000), or 6 2/3% of aggregate indebtedness, whichever is greater, as defined, under such provisions. See page 9 for the computation of net capital.

NOTE 4 - DEPOSIT - CLEARING ORGANIZATION

The Company has an agreement with its clearing broker which requires a minimum deposit of $25,000.

NOTE 5 – PROVISION FOR INCOME TAXES

The Company files its income tax returns as a Limited Liability Company (LLC). Income and losses of LLC's pass directly to the members. The State of California requires LLC's to pay a minimum $800 plus a percent of its revenue computed on an ascending scale.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company has an agreement with its clearing broker in June 2006 whereby a penalty is charged for early termination, $75,000 the first two years and $50,000 the next two years. The penalty period expires in 2010.

NOTE 7 – OFF BALANCE-SHEET RISK

The customers' securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customers' transactions. If securities are purchased on margin and the customer funds are not adequate to meet the obligations, the Company may be liable for the negative balance in the account. Off balance-sheet risk exists with respect to these transactions if the customer purchases securities on a margin account and is unable to meet its commitment. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker-dealer.

NOTE 8 – PENSION PLAN

The Company established a retirement plan effective January 1, 2009 covering substantially all of its employees over 21 years of age and with at least 1,000 hours of service per year.

The Profit Sharing Plan is qualified under Section 401(k) of the Internal Revenue Code. The plan allows eligible employees to contribute up to 100% of their compensation (not to exceed the current IRS limits). The Company makes a 4% Employer Profit Sharing Contribution based on compensation of all qualifying participants under the Plan for the Plan year. The Employer contribution vests 100% after 5 years of service. The Company contributed $12,150 to the Plan during the year ending December 31, 2009.

NPB FINANCIAL GROUP, LLC
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
DECEMBER 31, 2009

Computation of Net Capital		
Total ownership equity from statement of financial condition		$ 139,184
Nonallowable assets:		
Commissions receivable - non allowable portion	$ 12,470	
Other receivable - non allowable	11,842	
Organization costs, net of accumulated amortization of $3,514	9,664	
Investment in joint venture	91	
Other assets and deposits	3,650	
Prepaid expenses	16,757	
Furniture, fixtures and equipment		
net of accumulated depreciation of $14,048	6,131	(60,605)
Net Capital		$ 78,579
Computation of Net Capital Requirements		
Minimum net aggregate indebtedness -		
6-2/3% of net aggregate indebtedness		$ 23,129
Minimum dollar net capital required		$ 5,000
Net Capital required (greater of above amounts)		$ 23,129
Excess Capital		$ 55,450
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)		$ 43,886
Computation of Aggregate Indebtedness		
Total liabilities		$ 346,935
Percentage of aggregate indebtedness to net capital		441.51%

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net Capital per Company's Computation	$ 78,579
Variance - none	
Net Capital per Audited Report	$ 78,579

See Accompanying Notes to Financial Statements

NPB FINANCIAL GROUP, LLC
SCHEDULE II – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
AS OF DECEMBER 31, 2009

A computation of reserve requirement is not applicable to NPB Financial Group, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

NPB FINANCIAL GROUP, LLC
SCHEDULE III – INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
AS OF DECEMBER 31, 2009

Information relating to possession or control requirements is not applicable to NPB Financial Group, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net

PART II

Report of Independent Accountant
on Internal Accounting Control Required by SEC Rule 17a-5

Member Managers
NPB Financial Group, LLC
Burbank, California

In planning and performing my audit of the financial statements and supplemental schedules of NPB Financial Group, LLC (the Company) for the year ended December 31, 2009, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-5(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Member Managers
NPB Financial Group, LLC
Burbank, California

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate on December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified parties.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
January 28, 2010

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net

PART III
SIPC Supplemental Report Pursuant to SEC Rule 17a-5(e)(4)

Member Managers
NPB Financial Group, LLC
Burbank, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2009, which were agreed to by NPB Financial Group, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC solely to assist you and the other specified parties in evaluating NPB Financial Group, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T).

NPB Financial Group, LLC's management is responsible for the NPB Financial Group, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records to the check copy dated January 23, 2009 July 24, 2009 and noting no differences.

2. Reviewed the completed form SIPC-7T - Determination of "SIPC Net Operating Revenues" and General Assessment form as follows:
   a. Compared Item No. 2a Total Revenue for the period April 1, 2009 to December 31, 2009 to the Focus Report line 12/Part IIA line 9, Code 4030 for the three quarters June 30, 2009, September 30, 2009 and December 31, 2009 noting no differences.
   b. Compared Item No. 2c Deductions to the transaction reports (general ledger activity) for the three quarters ending December 31, 2009 as per 2a above noting an error in deductions that resulted in over accrual of SPIC fees by $1,083.
   c. Reviewed computation of Item No. 2d SIPC Net Operating Revenues and Item No. 2e General Assessment noting no difference than the over accrual noted in 2b above.

Member Managers
NPB Financial Group, LLC
Burbank, California

SIPC Supplemental Report page 2

d. Agreed line 2A General Assessment noting no difference other than the over accrual noted in 2b above.
e. Reviewed Item 2B payment made with SIPC 6 filed and SIPC 4 by reviewing cancelled checks noting no differences.

3. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers as noted in section 2 above noting no difference other than the over accrual of $1,083.

4. Compared the amount due to subsequent payment as reported in the check register noting an over accrual as noted above.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
January 28, 2010